UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Leaf Group Ltd.

(Exact name of registrant as specified in its charter)

DELAWARE	001-35048	20-4731239
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1655 26th Street Santa Monica, CA	90404
(Address of principal executive offices)	(Zip Code)

Daniel Weinrot	(310) 656-6253

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Item 1.01	Conflict Minerals Disclosure

The term “conflict mineral” is defined by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) as gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively “3TG Minerals”) that are determined by the Secretary of State to be financing conflicts (“Conflict Minerals”) in certain “Covered Countries” (as defined in Rule 13p-1 promulgated under the Securities Exchange Act of 1934). The Covered Countries include the Democratic Republic of the Congo and certain adjoining countries in Africa. Leaf Group Ltd. (together with its consolidated subsidiaries, the “Company”) through the Society6 Marketplace website operated by its subsidiary (the “S6 Marketplace”), offers consumer products in the home décor, accessories and apparel categories (collectively, the “S6 Products”) via a print-on-demand business model (the “S6 Model”). Customers select an original design that was created and uploaded by a community of third-party artists to be printed on a specific product chosen from the available S6 Product assortment. Once a customer selects a design and purchases the S6 Product with the chosen design, a pre-selected third-party vendor for each particular S6 Product category produces the purchased item and ships it directly to the customer. The Company does not produce or manufacture any of the S6 Products that it sells through its S6 Marketplace, and relies solely on third-party vendors to produce and manufacture the S6 Products under the S6 Model. As a result, the Company is dependent on its third-party vendors to provide it with sufficient information regarding the S6 Products that such vendors produce and manufacture on behalf of the Company, including whether any such S6 Products include 3TG Minerals and, if so, the source or origin of such 3TG Minerals.

The Company conducted a review of all of the third-party vendors that the Company contracted with to produce and manufacture the S6 Products during fiscal 2016 to determine whether any of the materials that were necessary to the functionality or production of the finished S6 Products contained any Conflict Minerals. The Company’s review process included obtaining a completed “supplier survey” from each third-party vendor relating to the materials utilized in the production and manufacturing process for the S6 Products on behalf of the Company’s S6 Marketplace during fiscal 2016.

The Company solicited supplier survey responses from the eight (8) suppliers that the Company contracted with for the production and manufacture of the S6 Products (the “S6 Suppliers”) sold through the S6 Marketplace during fiscal 2016, and all of the S6 Suppliers confirmed that none of their finished products contained any amounts of 3TG Minerals in the materials used in the finished S6 Products sold by the Company. As a result, the Company does not believe that any of the S6 Products that were manufactured on its behalf by any of its S6 Suppliers and sold during fiscal 2016 contained any Conflict Minerals in the materials that were necessary to the functionality or production of such finished S6 Products. Therefore, the Company did not conduct its own Reasonable Country of Origin Inquiry with regard to any of the S6 Products sold by its S6 Marketplace in fiscal 2016 and relied upon the responses of the S6 Suppliers included in the supplier surveys.

Based on the Company’s evaluation of all of the S6 Products produced and manufactured on its behalf for sale to its customers through its S6 Marketplace, the Company has no reason to believe that any of the materials necessary to the functionality of the S6 Products that it contracted to produce and manufacture in fiscal 2016 contained Conflict Minerals.

This Conflict Minerals Disclosure is also available on the Investor Relations page of the Company’s website at http://ir.leafgroup.com/corporate-governance/corporate-governance-overview/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LEAF GROUP LTD.

(Registrant)

By:	/s/ Daniel Weinrot	May 31, 2017
	Daniel Weinrot	(Date)
Executive Vice President, Legal and General Counsel